FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

16 September 2024

HSBC HOLDINGS PLC
NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of:

(i) GBP350,000,000 1.8777% Resettable Notes due October 2025
ISIN Code: XS2050979025
(the 'Series 38 Notes')
and
(ii) GBP150,000,000 2.1003% Resettable Notes due October 2025
ISIN Code: XS2054215483
(the 'Series 39 Notes' and together with the Series 38 Notes, the 'Notes')

Notice is hereby irrevocably given to:

i.
the holders of the Series 38 Notes (the 'Series 38 Noteholders') that, pursuant to Condition 6(c) (Redemption at the Option of the Issuer) of the terms and conditions of the Series 38 Notes and paragraph 16 (Issuer's optional redemption (Call): Condition 6(c)) of the final terms dated 9 September 2019 relating to the Series 38 Notes (the 'Series 38 Final Terms'), on 31 October 2024 (the 'Series 38 Redemption Date') HSBC Holdings plc will exercise its option to redeem all of the outstanding Series 38 Notes at GBP1,000 per Calculation Amount (as defined in the Series 38 Final Terms), together with accrued but unpaid interest from (and including) 31 October 2023 to (but excluding) the Series 38 Redemption Date; and

ii.
the holders of the Series 39 Notes (the 'Series 39 Noteholders') that, pursuant to Condition 6(c) (Redemption at the Option of the Issuer) of the terms and conditions of the Series 39 Notes and paragraph 16 (Issuer's optional redemption (Call): Condition 6(c)) of the final terms dated 20 September 2019 relating to the Series 39 Notes (the 'Series 39 Final Terms'), on 31 October 2024 (the 'Series 39 Redemption Date') HSBC Holdings plc will exercise its option to redeem all of the outstanding Series 39 Notes at GBP1,000 per Calculation Amount (as defined in the Series 39 Final Terms), together with accrued but unpaid interest from (and including) 31 October 2023 to (but excluding) the Series 39 Redemption Date.

Noteholders should look to the relevant clearing systems through which their Notes are held for repayment.

The listing of the Notes on the Official List of the Financial Conduct Authority and the admission of the Notes to trading on the Main Market of the London Stock Exchange plc will be cancelled on, or shortly after, 1 November 2024.

Investor enquiries to:
Greg Case                            +44 (0) 20 7992 3825                   investorrelations@hsbc.com

Media enquiries to:
Press Office                          +44 (0) 20 7991 8096                  pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 60 countries and territories. With assets of US$2,975bn at 30 June 2024, HSBC is one of the world's largest banking and financial services organisations.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 16 September 2024